FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  1 April 2004

                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company - Replacemnt dated 1 April 2004


                           BALTIMORE TECHNOLOGIES PLC


The following replaces the Holdings in Company announcement released 1 April 2004. Please be advised that Acquisitor Holdings (Bermuda) Ltd have an interest in approximately 12.52% and not 12.25% of the issued share capital as previously stated. All other details remain unchanged, and the full amended text appears below.



London, UK - 1 April 2004: On 30 March 2004 the Company was notified that Acquisitor Holdings (Bermuda) Ltd has purchased 400,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 30 March 2004 representing approximately 12.52%.


The Company was also notified on the same date that pursuant to the agreement notified to the Company under section 204 of the Companies Act 1985 details of which have been previously announced, the concert party to that agreement, comprising, Acquisitor Holdings (Bermuda) Ltd, David Buchler, George Wardale and Robin Williams, together have an interest in 6,733,736 ordinary shares, representing approximately 12.71% of the issued share capital.


                                    - ENDS -


For further information:
Baltimore Technologies plc
Denis Kelly
+353 1881 6000

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        Baltimore Technologies plc



                        By:

                        Name:  Dennis Paul Kelly
                        Title: Chief Financial Officer & Chief Operating Officer




Date: 1 April 2004